www.linkedin.com/in/
cortneysargent (LinkedIn)
cortneyssargent.com (Personal)
sargentbranding.com (Company)
vickycakesonline.com (Company)

Top Skills

Photography

Graphic Design

Social Media

Languages

English (Native or Bilingual)

Honors-Awards

1st Place, Best Online
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3rd Place, Best Online
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3rd Place, Best Website House
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Publications

The Next Dimension of Design &
Better By Design

Engage Magazine

Cortney Sargent

Entrepreneur, Award-winning Graphic Designer, Web Designer
Dallas-Fort Worth Metroplex

Summary

I'm an award-winning graphic designer, web designer, and creative director with 13 years of demonstrated expertise in translating ideas and visions into innovative brands and designs with exponential ROI and 7-figure profit gains.

I'm also the mind behind VICKY CAKES—America's first Black-owned pancake mix to be in major retail. My wife Christian and I turned $12.17 into a $1.5M food & beverage brand in under 2 years.

I'm also a fanatic of movies, indie filmmaking, and cookies 'n cream ice cream!

People close to me know me as "The People's Entrepreneur"; and I believe I'm one of the world's greatest "undiscovered" gems. Let's connect.

Experience

Vicky Cakes Pancake Mix
Co-Founder
May 2019 - Present (4 years 2 months)
Vicky Cakes® Pancake & Waffle Mix is a consumer packaged goods manufacturer and distributor of pancake mix and syrups.

Vicky Cakes is a 40-year-old secret family recipe created by Vicky, a single mother from Gary, IN and my wife's mother. It is the first Black-owned pancake mix in retail. We've disrupted the taste of pancakes in the industry with our better-for-you vegan products—backed by our authentic story and culture.

We started the company in 2019 with only $12.17 and grew revenues to over 6 figures in only 3 short years. Vicky Cakes has won America's heart; and was recognized by the NAACP and featured by Beyonce, The New York Times,

GMA, The Food Network, Cosmopolitan, Complex, Tabitha Brown, and more! Our mission is to bring families back to the table with The Heart of Breakfast™.

Sargent Branding Firm
Owner
May 2009 - Present (14 years 2 months)
Dallas/Fort Worth Area

Successfully designed, managed and coordinated 1,000s of graphic design and website design projects from concept to completion, and have helped multi-million dollar companies create brands & digital experiences that convert.

• Create compelling story-telling marketing/e-commerce videos and graphic content.

• Provide thought-leadership on emerging design trends, marketing/advertising tactics and social media trends.

PepsiCo
Sales Transformation Training Designer
February 2020 - August 2021 (1 year 7 months)
Plano, Texas, United States

Leverage design and development tools and design expertise to build training content, eLearning, mobile learning, virtual training, video development, and instructor-led training. I've also created on-camera training videos for employee onboarding and technology training.

Altisource
Visual Designer
February 2019 - February 2020 (1 year 1 month)
Plano, Texas

- Bring a unique combination of graphic design, web development, and video/ audio editing to craft cohesive stories that communicate and promote the brand awareness.

– Receive direction from Creative Director and Art Director to create graphic design assets, marketing collateral, videos, and email campaigns that drive marketing qualified leads

– Develop, implement and organize new workflows, processes and procedures to help the creative department operate more efficiently

ENTOUCH
Creative Director
October 2016 - September 2017 (1 year)
Dallas/Fort Worth Area

• Directed all phases of creative work from concept through production; and
designed for digital, print, branding, social media and trade-show exhibitions.

• Consistently contributed branding and marketing strategies that led to
increase in marketing and sales leads and closed deals.

• Led the creative team to launch a company rebrand and website redesign,
which increased new logo accounts, website traffic, and digital leads.

• Inspired creative-thinking and communication amongst other departments,
engineers, senior leadership, and board of directors.

Urban Family Communications
Art Director / Radio Host
March 2014 - July 2016 (2 years 5 months)
Tupelo, MS

• Managed and provided creative direction for all projects and oversaw content
marketing for social media, video and live event projects.

• Grew email list through brand awareness, radio and digital marketing
campaigns.

• Designed and maintained websites and collaborated with other departments
on a regular basis.

• Hosted entertaining and informative live radio programs for 20+ hours per
week to a listener base of 3,000,000+ people.

Kingdom Resource Management
Principal Designer
April 2009 - August 2014 (5 years 5 months)
Tupelo, MS

• Spearheaded a complete transformation of an under-performing creative
department for a nonprofit organization.

• Created strong brand identity that grew brand awareness and event attendance.

• Developed and maintained all design collateral, video content and TV/radio broadcasts.
Produced and edited weekly television and radio programs.

Journal Inc.
Senior Website Designer
March 2013 - February 2014 (1 year)
Tupelo, MS

Designed new company website within the first 3 months, which led to a 200% increase in traffic. Created an innovative website property that generated an additional $65,000/mo in advertising revenue. Received three prestigious awards that garnered attention and authority in the creative and newspaper industry throughout the entire state of Mississippi.

• Improved and maintained 10+ existing websites while creating new properties to achieve revenue goals

• Collaborated with advertising department to produce artwork for B2B advertising partners

• Generated $65,000/mo in additional ad revenue within first 90 days of working

• Designed and developed website content, billboard graphics, print and digital graphics, and provided in-house webmaster support

• Received award for Best Website House Advertisement and Best Online Advertisement

_____

Education

Northeast Mississippi Community College
Architecture, Music · (2005 - 2008)

Tupelo High School
 · (2001 - 2005)

Itawamba Community College

Marketing Management Technology

Itawamba Community College

Business Administration and Management, General